UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: August 5, 2003

———————————

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay **Suite 4200** **Houston, Texas**	**77002**
(Address of principal executive offices)	(Zip code)

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 9. Regulation FD Disclosure

I. Third Quarter and Full Year 2003 Forecast

The forecast items for the third quarter and full year 2003 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of this document. This forecast replaces and supersedes any previously issued guidance or forecast.

Estimates are provided in the attached table, which is incorporated by reference herein.

II. 2003 Natural Gas and Crude Oil Financial Price Swap and Natural Gas Financial Collar Contracts

With the objective of enhancing the certainty of future revenues, from time to time EOG enters into NYMEX-related financial commodity price swap and collar contracts. Over and above these financial transactions, EOG occasionally enters into various physical commodity contracts. The financial impact of these various physical commodity contracts is included in natural gas revenues which in turn affects average realized natural gas prices.

Presented below is a summary of EOG's 2003 natural gas and crude oil financial price swap contracts and natural gas financial collar contracts as of August 5, 2003. These contracts remain unchanged from EOG's Current Report on Form 8-K filed on July 1, 2003. EOG accounts for these price swap and collar contracts using the mark-to-market accounting method. EOG has no contracts in place beyond 2003.

(a) Natural Gas Financial Price Swap Contracts

	Average Price ($/MMBtu)	Net Volume (MMBtud)
July (closed)	$4.77	100,000
August (closed)	$4.46	75,000
September	$4.42	75,000
October	$4.41	75,000

(b) Crude Oil Financial Price Swap Contracts

	Average Price ($/Bbl)	Volume (Bbld)
July (closed)	$25.90	5,000
August	$25.49	5,000
September	$25.19	5,000
October	$24.90	5,000
November	$24.70	5,000
December	$24.47	5,000

(c) Natural Gas Financial Collar Contracts - Presented below are EOG's 2003 natural gas financial collar contracts and their respective volumes, with floor and ceiling prices expressed in $/MMBtu.

	10,000 MMBtud		15,000 MMBtud		25,000 MMBtud	
	Floor Price	Ceiling Price	Floor Price	Ceiling Price	Floor Price	Ceiling Price
July (closed)	$3.91	$5.91	$3.89	$5.90	$3.79	$4.73
August (closed)	$3.91	$5.91	$3.91	$5.91	$3.79	$4.73
September	$3.89	$5.89	$3.87	$5.87	$3.77	$4.73
October	$3.90	$5.90	$3.87	$5.87	$3.77	$4.73
November	$4.04	$6.04	$4.02	$6.03	$3.91	$4.90
December	$4.18	$6.18	$4.15	$6.16	$4.04	$5.05

	25,000 MMBtud		50,000 MMBtud	
	Floor Price	Ceiling Price	Floor Price	Ceiling Price
July (closed)	$3.91	$5.77	$3.59	$4.97
August (closed)	$3.91	$5.77	$3.60	$4.98
September	$3.89	$5.75	$3.60	$4.98
October	$3.90	$5.76	$3.60	$4.98
November	$4.04	$5.90	$3.77	$5.15
December	$4.18	$6.04	$3.92	$5.30

Mark-to-Market Line Item on the Income Statement

The mark-to-market line item on the income statement, which can be approximated using the data above and prices for closed and open NYMEX contracts at any time, would include not only the effect of cash settlements for the period, but also the gains or losses resulting from the changes in mark-to-market values at the beginning and end of the period for contracts in place described above.

The third quarter mark-to-market computation is very sensitive to prices (can move up or down) and will largely be determined by closing NYMEX prices at September 30, 2003, which could differ significantly from those of the current market place.

III. Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; political developments around the world, including terrorist activities and responses to terrorist activities; acts of war; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Definitions

$/Bbl	US Dollars per barrel
$/Mcf	US Dollars per thousand cubic feet
$/Mcfe	US Dollars per thousand cubic feet equivalent
$/MMBtu	US Dollars per million British thermal units
$MM	US Dollars in millions
Bbld	Barrels per day
Mbd	Thousand barrels per day
MM	Millions
MMBtud	Million British thermal units per day
MMcfd	Million cubic feet per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.

Date: August 5, 2003

By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Vice President, Accounting
and Land Administration
(Principal Accounting Officer)

Estimated Ranges
(See text for additional information)

	3Q 2003	Full Year 2003
Daily Production		
Natural Gas (MMcfd)		
US	625 - 655	640 - 655
Canada	150 - 170	155 - 175
Trinidad	145 - 165	140 - 160
Total	920 - 990	935 - 990
Crude Oil (Mbd)		
US	17.5 - 19.0	18.0 - 19.0
Canada	2.0 - 2.5	1.7 - 2.2
Trinidad	2.0 - 2.5	2.0 - 2.6
Total	21.5 - 24.0	21.7 - 23.8
Natural Gas Liquids (Mbd)		
US	1.5 - 2.5	1.7 - 2.8
Canada	0.3 - 0.9	0.5 - 1.0
Total	1.8 - 3.4	2.2 - 3.8
Operating Costs		
Unit Costs ($/Mcfe)		
Lease and Well	$0.48 - $0.54	$0.49 - $0.53
Depreciation, Depletion and Amortization	$1.02 - $1.09	$1.03 - $1.08
Expenses ($MM)		
Exploration, Dry Hole and Impairment	40.0 - 55.0	180.0 - 230.0
General and Administrative	25.0 - 30.0	95.0 - 105.0
Capitalized Interest	2.0 - 2.4	8.0 - 9.0
Net Interest	10.0 - 16.0	50.0 - 60.0
Taxes Other than Income (% of Revenue)	6.0 - 6.5	5.0 - 5.5
Taxes		
Effective Rate	32% - 37%	32% - 37%
Deferred Ratio	70% - 95%	60% - 80%
Preferred Dividends ($MM)	2.5 - 3.0	10.5 - 11.5
Shares Outstanding (MM) at June 30, 2003		
Basic 114.6		
Fully Diluted (based on stock price of $41.84) 116.4		
Capital Expenditures Excluding Acquisitions ($MM) - FY 2003		925 - 1,000
Pricing		
Natural Gas ($/Mcf)		
Differentials (include the effect of physical contracts)		
United States - below NYMEX Henry Hub	$0.30 - $0.50	$0.40 - $0.50
Canada - below NYMEX Henry Hub	$0.65 - $0.75	$0.85 - $0.95
Realizations		
Trinidad	$1.10 - $1.25	$1.15 - $1.35
Crude Oil ($/Bbl)		
Differentials		
US - below WTI	$1.00 - $1.40	$0.75 - $1.25
Canada - below WTI	$4.50 - $6.00	$3.50 - $4.00
Trinidad - below WTI	$3.75 - $4.25	$2.50 - $3.25